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Vincent Vu, MBA · 3rd

Founder at KINIS

Glen Allen, Virginia · 500+ connections · Contact info

KINIS

William & Mary – Raymond A. Mason School of...

About

Experienced Founder with a demonstrated history of working in the sporting goods industry. Skilled in Product design, Architecture, Rapid prototyping, Global supply chain, Team building, Woodworking, Management, and Manufacturing. A strong business development professional with a Master of Architecture (MA) and a Master of Business Administration (MBA) focused on Manufacturing Engineering from William & Mary – Raymond A. Mason School of Business and Savannah College of Art and Design.

Activity

512 followers

This is incredible guys! The customers have a blast at the store. Thank you for...
Vincent commented

Super fun #ux project that gave Miles Hopkins and I the opportunity to...
Vincent shared this
1 Like

Thank you guys for an excellent job! It was the best in store customer...
Vincent commented



Congratulations!!
Vincent commented

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Experience

Founder
KINIS
Jun 2018 – Present · 1 yr 5 mos
Richmond, Virginia

Creating the the Ultimate barefoot footwear



Kinis | Home

PremierXD
3 yrs 5 mos

Director Of Quality Assurance and Engineering Support
Jan 2016 – Sep 2017 · 1 yr 9 mos
Richmond, Virginia Area

Engineering Support Manager
May 2014 – Sep 2017 · 3 yrs 5 mos
Richmond, Virginia Area

Project Manager
Distinctive Hospitality Designs, LLC
Jul 2011 – Feb 2014 · 2 yrs 8 mos
Glen Allen, VA

Project Architect
Baskervill
Jun 2008 – Mar 2010 · 1 yr 10 mos
Richmond, Virginia Area

Education

William & Mary – Raymond A. Mason School of Business
Master of Business Administration (MBA), Manufacturing Engineering
2016 – 2018

Savannah College of Art and Design
Master of Architecture (M.Arch.), Architecture
2004 – 2008
Activities and Societies: American Institute of Architects

Licenses & Certifications

Six Sigma Black Belt
Aveta Business Institute
Issued Sep 2016 · No Expiration Date

Skills & Endorsements

Product Development · 7

Endorsed by **4 of Vincent's colleagues at PremierXD**

Management · 6

Endorsed by **3 of Vincent's colleagues at PremierXD**

Project Management · 5

Endorsed by **3 of Vincent's colleagues at PremierXD**

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Accomplishments

2 Languages
English • Vietnamese

Interests

Harvard Business Review



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